May 18, 2015

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

Attn: Theresa Messinese

100 F Street, N.E.

Washington, DC 20549

Re:	Allison Transmission Holdings, Inc.

Form 10-K for Fiscal Year Ended December 31, 2014

Filed February 20, 2015

File No. 001-35456

Dear Ms. Messinese:

On behalf of Allison Transmission Holdings, Inc. (the “Company”), I am responding to your letter dated May 7, 2015, with respect to the above-referenced filing. Pursuant to your telephone conversation with Brian Miller of Latham & Watkins, LLP on May 18, 2015, the Company hereby confirms its expectation that, on or about June 5, 2015, the Company will provide the Staff of the Division of Corporation Finance with the Company’s response to the Staff’s comments.

If you have any questions or comments with regard to these responses or other matters, please call Brian Miller at (202) 637-2332.

Very truly yours,

/s/ Eric C. Scroggins
Eric C. Scroggins
Vice President, General Counsel and Secretary

cc:	Brian D. Miller, Latham & Watkins LLP